# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stablecoin Development Corp, CIK 0001389545
CUSIP: 66987P508
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2000 Powell Street, Suite 1150, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 06/15/2026
Amends the filing with accession number 0001437749-26-018547
Filed by CIK 0002137030
Persons authorized to receive notices and communications: David Garcia, PO Box 144, 9 Forum Lane, Suite 3119, Camana Bay, George Town, Cayman Islands (E9), KY 1-9006, 345-749-9601

## Reporting persons
- Sky Frontier Foundation (CIK 0002137030): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (7.4% of the class); the aggregate amount excludes certain shares
  Comment: Non-U.S. Foundation
  
  This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 27, 2026 (the "Original Schedule 13D") by Sky Frontier Foundation (the "Reporting Person") relating to the common stock, $0.01 par value per share (the "Common Stock"), of Stablecoin Development Corp (the "Issuer"). Capitalized terms used but not defined in this Amendment have the meanings given to them in the Original Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Original Schedule 13D remains in full force and effect.
  
  This Amendment is being filed to report a change in the Reporting Person's beneficial ownership percentage resulting from an increase in the number of outstanding shares of Common Stock. As reported in the Issuer's Current Report on Form 8-K filed on June 17, 2026, following the cashless exercise by R01 Fund LP and Framework Ventures IV L.P. of their October 2025 pre-funded warrants, 50,449,780 shares of Common Stock were issued and outstanding as of June 15, 2026. As a result of the increased number of outstanding shares, the 4,000,000 shares of Common Stock issuable to the Reporting Person upon exercise of the first tranche of the Warrant within 60 days no longer exceed the Beneficial Ownership Limitation, and the Reporting Person is now deemed to beneficially own those 4,000,000 shares, representing approximately 7.4% of the outstanding Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Stablecoin Development Corp
Address of issuer's principal executive offices: 2000 Powell Street, Suite 1150, Emeryville, California (CA), 94608

## Item 4. Purpose of Transaction
Purpose of transaction: As described in this Amendment, the number of outstanding shares of Common Stock increased to 50,449,780 as of June 15, 2026. As a consequence, the first tranche of 4,000,000 shares underlying the Warrant, which became exercisable on July 16, 2026, no longer exceeds the Beneficial Ownership Limitation. The Reporting Person has not exercised any portion of the Warrant, does not currently hold any shares of Common Stock, and has not changed the investment intent described in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of June 15, 2026, the Reporting Person may be deemed to beneficially own 4,000,000 shares of Common Stock, representing approximately 7.4% of the outstanding Common Stock. The percentage is calculated based on 50,449,780 shares of Common Stock outstanding as of June 15, 2026, as reported in the Issuer's Current Report on Form 8-K filed on June 17, 2026, plus the 4,000,000 shares issuable to the Reporting Person upon exercise of the first tranche of the Warrant within 60 days. Because 4,000,000 shares no longer exceed the Beneficial Ownership Limitation, the full first tranche is included in the Reporting Person's beneficial ownership. The Reporting Person disclaims beneficial ownership of any shares of Common Stock issuable upon exercise of the Warrant in excess of the Beneficial Ownership Limitation, including the second and third tranches, which are not exercisable within 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose: Upon and following exercise of the Warrant, the Reporting Person will have sole voting power and sole dispositive power with respect to the 4,000,000 shares issuable upon such exercise. The Reporting Person does not currently have voting or dispositive power over any shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as described in this Amendment, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days. The change in the Reporting Person's beneficial ownership percentage resulted solely from the increase in the Issuer's outstanding shares of Common Stock described in this Amendment, and not from any acquisition or disposition of securities by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Sky Frontier Foundation: /s/ David Garcia, David Garcia, Director (07/22/2026)